

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2013

Via E-mail
Angeliki Frangou
Chief Executive Officer
Navios Maritime Holdings Inc.
85 Akti Miaouli Street
Piraeus, Greece
185 38

> **Re:** **Navios Maritime Holdings Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form F-3**
> **Filed July 12, 2013**
> **File No. 333-189231**

Dear Ms. Frangou:

We have reviewed your response to our prior comment letter to you dated July 11, 2013 and have the following additional comment.

Risk Factors, page 3

Our international activities increase the compliance risks associated with economic and trade sanctions, page 12

1. In your response to comment 3 in our letter dated June 25, 2013, you describe a May 2012 Iranian port call by Navios Maritime Acquisition's vessel Shinyo Kieran, to load and transport crude oil owned by National Iranian Oil Company. Securities Exchange Act Section 13(r)(1)(D)(iii) requires disclosure in a reporting company's annual report if, during the period covered by the report, the company or any of its affiliates knowingly conducted any transaction or dealing with any person or entity identified under Section 560.304 of title 31, Code of Federal Regulations (relating to the definition of the Government of Iran) without the specific authorization of a Federal department or agency.

   You identify Navios Maritime Acquisition as your affiliate in both your 20-F and your F-3. National Iranian Oil Company is an entity identified as the Government of Iran under the cited provision. Your 20-F does not include Section 13(r) disclosure about Shinyo Kieran's May 2012 Iranian port call. Please provide us your analysis of why the port call was not required to be disclosed under Section 13(r). Please also address in your analysis any similar port calls by vessels owned or chartered by you or your affiliates during fiscal 2012.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
        Kenneth Koch, Esq.